December 24, 2014

Securities and Exchange Commission
Washington, DC 20549

Ladies and Gentlemen:

We were previously principal accountants for Autris, Inc. (the Company) and, under the date of October 14, 2014, we reported on the consolidated financial statements of the Company as of and for the year ended June 30, 2014 and 2013. On December 19, 2014, we were notified the auditor-client relationship will cease effective on the date of notification. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated December 19, 2014, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements in the fifth and sixth paragraph.

Very truly yours,

/s/ L.L. Bradford & Company, LLC

L.L. Bradford & Company, LLC